March 10, 2006

Via Facsimile (216) 579-0212 and U.S. Mail

Christopher J. Hewitt, Esq.
Jones Day
901 Lakeside Avenue
Cleveland, OH  44114-1190

      Re:	Gencorp Inc.
		Revised Preliminary Proxy Statement on Schedule 14A
Filed March 8, 2006
		File No. 1-01520

Dear Mr. Hewitt:

      We have reviewed your filing and have the following comments.

Schedule 14A

Proxy Solicitation and Expenses, page 3
1. Please fill in the blanks in this section.

Proposal 1 Election of Directors

Advance Notice of Shareholder Nominees, page 5
2. We note your revisions in response to comment 3. Please expand your disclosure to show how each of your bullet points relate to your ultimate conclusion that electing your nominees is in the best interests of Gencorp`s security holders. For example, explain why the fact that Pirate Capital has criticized the "decline in stockholder equity" indicates that electing its nominees would not be in the best interests of your security holders. Also, expand upon the backgrounds and comparative experience of each party`s nominees and explain why a change of the board`s composition at this time would be premature. Why does a change of three directors (out of ten directors) affect the company`s efforts to maximize shareholder value? Why is the change premature at this time?



Proposal 3 Shareholder Proposal

Board Policy Regarding Board Classification, page 39
3. Please make the distinction between the vote required to approve the proposal by your code of regulations and the vote you will require to make a future proposal on this matter (as noted in your response to comment 4) explicit in the proxy statement.

Closing Comments

      Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by
Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


Sincerely,



Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions

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Christopher J. Hewitt, Esq.
Jones Day
March 10, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE